UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.

Date: November 7, 2016	By	/S/ Shih-Jye Cheng
Name: Shih-Jye Cheng
Title: Chairman & Director/President

ChipMOS Corrects Error Made by Agent in Its Filing in Taiwan of “Overseas Chinese

and Foreign Investment and Shareholdings”

Hsinchu, Taiwan, November 7th, 2016 — On November 1, 2016, ChipMOS TECHNOLOGIES INC. (“ChipMOS”) issued American Depository Receipts (the “ADRs”) representing 512,405,340 common shares of ChipMOS. On November 4, 2016, the certificates of entitlement of such underlying shares were listed on the Taiwan Stock Exchange (“TSE”). Pursuant to the applicable TSE regulations, ChipMOS appointed shareholder services agent, KGI Securities Department of Shareholder Services (the “Agent”), to file a form for “Overseas Chinese and foreign investment and shareholdings” two business days prior to the listing. The Agent mistyped the account code in such filing as BB (Trust funds offered overseas by Securities investment trust enterprises), which would result in overstating the foreign investors’ ownership percentage of ChipMOS. On November 7, 2016, ChipMOS corrected the account code error made by the Agent to DD (Entitled shares of global depositary receipts publicly or privately offered by public companies (including new and old shares)) and made a public announcement in Taiwan regarding such correction.